January 31, 2007

Securities and Exchange Commission
Division of Corporate Finance
Attn: Janice McGuirk

Re:	Royal Spring Water
Registration Statement on Form SB-2/A
Files #333-136850

Dear Ms. McGuirk:

Please let this letter serve as a response to your letter dated January 18, 2007. This letter corresponds numerically with your comment letter as follows:

1.	SB-2 revised to reflect correct fees.

2.	Revised as per your comments.

3.	Revised as per your comments.

4.	Zas Investment is owned by Howard Allwiel and Maxwell Network Group. The control person is Itamar Cohen.

5.	Revised as per your comments.

6.	Revised as per your comments.

7.	Revised as per your comments.

8.	Revised as per your comments.

9.	Revised as per your comments.

10.	Revised as per your comments - we believe that all your requested comments have now been included.

11.	Revised to provide more detail, as per your comments.

12.	Revised as per your comments.

13.	Revised in “Products and Services” as per your comments.

14.
We believe our financial statements to be fairly descriptive as to the types of expenses incurred.  We confirm that the approximate $136,000 in expenses is in fact expenses of RSW during the two month period of July and Aug 2005.  Note that included in this total is $50,000 of contributed services grouped in “General and administrative” (also disclosed in the cash flow statement and notes); as well as $53,168 in “interest on capital lease obligation”.  The remaining expenses are clearly detailed in the income statement.

15.	Revised as per your comments.

16.	We have updated the Results of Operations, which discloses that the plant was not fully operational until Dec 2006, although per phase 4 the plant had commenced operations in November 2006 (Q1 2007).

17.	Overview - the language has been adjusted to better reflect our intended disclosure.

18.	Combined with 17 above rewritten per your comments.

19.	Revised as per your comments.

20.
The contract you refer to is a part of the commercial lease agreement filed as an exhibit 10 along with form 10KSB on November 16, 2006. Exhibit C to this agreement details the option to purchase the water rights.

21.
We have updated the going concern paragraph to reflect that we have now received financing.  We have also stated that we believe the total financing to be sufficient to operate until profitability is reached.  The financing will be used for working capital and marketing requirements as described in the phases of the milestone section.

22.	The going concern paragraph has been revised to more clearly meet the requirements of 303(a)(1)(i).

23.	Revised as per your comments.

24.	Revised as per your comments.

25.	Revised as per your comments.

26.	We have received a revised report from the auditor and have amended the SB-2 and 10KSB accordingly.

27.	Future interim filings from this date forward will disclose the required note.

28.	We will file an amended 10KSB for the year ended Aug 31, 2006 which deletes this sentence to avoid confusion to the reader.

I hope that this revised document adequately responds to your comment letter. Certainly feel free to call me on any other issues.

Very truly yours,

“Harel Goldstein”

Harel Goldstein